EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended September 27, 2008
Fixed charges:
Interest expense	$329
Estimated interest portion of rents	26
Total fixed charges	$355

Income:
Income from continuing operations before income taxes	$1,054
Fixed charges	355
Adjusted income	$1,409

Ratio of income to fixed charges	3.97